Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE RESULTS FOR THE SECOND QUARTER AND FIRST HALF OF 2018

July 31, 2018

Investor Relations

phone: +49 6172 609 2525
email: ir@fmc-ag.com

Content:

Statement of earnings	page 2

Segment information	page 3

Balance sheet	page 4

Cash flow	page 5

Revenue development	page 6

Key metrics	page 7

Quality data	page 8

Reconciliation	page 9

Reconciliation one time	page 10

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended June 30				Six months ended June 30
in € million, except share data, unaudited	2018	2017	Change	Change at cc	2018	2017	Change	Change at cc

Health Care Services	3,385	3,649	-7.2%	0.5%	6,594	7,418	-11.1%	-1.1%
Health Care Products	829	822	0.8%	6.1%	1,595	1,601	-0.3%	6.3%
Total revenue	4,214	4,471	-5.8%	1.6%	8,189	9,019	-9.2%	0.2%

Costs of revenue	2,910	2,976	-2.2%	5.8%	5,682	5,932	-4.2%	6.2%
Gross profit	1,304	1,495	-12.8%	-6.8%	2,507	3,087	-18.8%	-11.4%
Selling, general and administrative	715	904	-20.9%	-15.3%	1,393	1,827	-23.7%	-16.6%
(Gain) loss related to divestitures of Care Coordination activities	(833)	(4)	n.a.	n.a.	(820)	(4)	n.a.	n.a.
Research and development	38	35	7.3%	11.0%	70	67	3.4%	8.2%
Income from equity method investees	(17)	(23)	-28.0%	-27.6%	(34)	(38)	-9.0%	-8.2%
Operating income (EBIT)	1,401	583	140.2%	161.7%	1,898	1,235	53.7%	68.4%

Interest income	4	6	-31.0%	-43.3%	(20)	(23)	-11.9%	-5.9%
Interest expense	80	89	-9.9%	-3.1%	184	211	-12.4%	-5.3%
Interest expense, net	84	95	-11.2%	-5.6%	164	188	-12.5%	-5.2%
Income before taxes	1,317	488	169.7%	194.2%	1,734	1,047	65.6%	81.6%
Income tax expense	262	150	73.8%	90.8%	349	332	5.0%	15.4%
Net income	1,055	338	212.3%	240.3%	1,385	715	93.7%	112.3%
Less: Net income attributable to noncontrolling interests	61	69	-11.5%	-4.0%	112	138	-18.6%	-9.1%
Net income attributable to shareholders of FMC AG & Co. KGaA	994	269	269.9%	303.2%	1,273	577	120.6%	141.4%

Operating income (EBIT)	1,401	583	140.2%	161.7%	1,898	1,235	53.7%	68.4%
Depreciation and amortization	180	186	-3.1%	3.0%	355	376	-5.5%	2.6%
EBITDA	1,581	769	105.5%	124.6%	2,253	1,611	39.9%	53.0%
EBITDA margin	37.5%	17.2%			27.5%	17.9%

Weighted average number of shares	306,355,571	306,523,865			306,404,051	306,383,373

Basic earnings per share	€3.24	€0.88	270.1%	303.4%	€4.15	€1.88	120.6%	141.3%
Basic earnings per ADS	€1.62	€0.44	270.1%	303.4%	€2.08	€0.94	120.6%	141.3%

In percent of revenue
Costs of revenue	69.0%	66.6%			69.4%	65.8%
Gross profit	31.0%	33.4%			30.6%	34.2%
Operating income (EBIT)	33.3%	13.0%			23.2%	13.7%
Net income attributable to shareholders of FMC AG & Co. KGaA	23.6%	6.0%			15.5%	6.4%

Segment information

	Three months ended June 30				Six months ended June 30
unaudited	2018	2017	Change	Change at cc	2018	2017	Change	Change at cc

Total
Revenue in € million	4,214	4,471	-5.8%	1.6%	8,189	9,019	-9.2%	0.2%
Operating income (EBIT) in € million	1,401	583	140.2%	161.7%	1,898	1,235	53.7%	68.4%
Operating income margin in %	33.3%	13.0%			23.2%	13.7%
Delivered EBIT in € million	1,340	514	160.6%	184.0%	1,786	1,097	62.8%	78.1%
Days sales outstanding (DSO)[1]					82	74
Employees (full-time equivalents)					111,263	112,163

North America
Revenue in € million	2,971	3,225	-7.9%	-0.2%	5,746	6,600	-12.9%	-2.7%
Operating income (EBIT) in € million	1,286	470	173.9%	200.1%	1,648	995	65.6%	83.1%
Operating income margin in %	43.3%	14.6%			28.7%	15.1%
Delivered EBIT in € million	1,228	404	204.5%	233.8%	1,542	863	78.7%	97.4%
Days sales outstanding (DSO)[1]					66	58

U.S.
Revenue per dialysis treatment in US$[2]	354	341	3.8%	n.a.	351	342	2.7%	n.a.
Cost per dialysis treatment in US$[3]	286	272	5.1%	n.a.	287	274	4.6%	n.a.

EMEA
Revenue in € million	652	642	1.6%	4.5%	1,288	1,255	2.6%	5.2%
Operating income (EBIT) in € million	105	113	-6.9%	-6.6%	214	227	-5.8%	-5.4%
Operating income margin in %	16.1%	17.6%			16.6%	18.1%
Delivered EBIT in € million	104	112	-7.0%	-6.7%	212	225	-5.9%	-5.4%
Days sales outstanding (DSO)[1]					102	105

Asia-Pacific
Revenue in € million	422	417	1.2%	6.5%	814	795	2.4%	9.9%
Operating income (EBIT) in € million	78	78	-0.5%	2.6%	152	160	-5.0%	-0.7%
Operating income margin in %	18.4%	18.7%			18.7%	20.1%
Delivered EBIT in € million	76	76	-1.1%	1.7%	148	156	-5.7%	-1.6%
Days sales outstanding (DSO)[1]					130	119

Latin America
Revenue in € million	164	183	-10.4%	11.3%	334	360	-7.2%	14.3%
Operating income (EBIT) in € million	11	12	-10.4%	-1.5%	25	27	-5.9%	4.8%
Operating income margin in %	6.8%	6.8%			7.6%	7.5%
Delivered EBIT in € million	11	12	-10.4%	-1.6%	25	27	-5.9%	4.8%
Days sales outstanding (DSO)[1]					126	130

Corporate
Revenue in € million	5	4	-2.5%	-2.3%	7	9	-12.4%	-12.0%
Operating income (EBIT) in € million	(79)	(90)	-12.0%	-10.3%	(141)	(174)	-19.1%	-16.9%
Delivered EBIT in € million	(79)	(90)	-12.1%	-10.4%	(141)	(174)	-19.1%	-16.9%

1 Concurrent with the implementation of IFRS 15 and IFRS 9 prior year data has been adjusted to conform to the current year’s presentation.

2 Excl. the effects from the VA Agreement and IFRS 15 implementation, incl. these adjustments revenue per dialysis treatment was $351 for the three months and $361 for the six months ended June 30, 2017.

3 Excl. the effects from IFRS 15 implementation, incl. IFRS 15 cost per dialysis treatment was $283 for the three months and $286 for the six months ended June 30, 2017.

cc = constant currency. Changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items include the impact of changes in foreign currency exchange rates. We calculate these non-IFRS financial measures at constant exchange rates to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term “Constant Currency”.

We believe that the non-IFRS financial measure Constant Currency is useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. However we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-IFRS revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items and changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from IFRS measures next to the growth rate derived from non-IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Balance sheet

	June 30	December 31
in € million, except net leverage ratio	2018	2017
	(unaudited)	(audited)
Assets
Current assets	7,512	6,374
Goodwill and intangible assets	12,461	12,787
Other non-current assets	5,072	4,864
Total assets	25,045	24,025

Liabilities and equity
Current liabilities	5,496	5,300
Non-current liabilities	7,571	7,897
Total equity	11,978	10,828
Total liabilities and equity	25,045	24,025

Equity/assets ratio	48%	45%

Debt
Short-term debt	873	760
Short-term debt from related parties	3	9
Current portion of long-term debt and capital lease obligations	898	884
Long-term debt and capital lease obligations, less current portion	5,490	5,795
Total debt	7,264	7,448
Cash and cash equivalents	1,657	978
Total net debt	5,607	6,470

Annualized EBITDA[1]
Operating income (EBIT)	2,095	2,372
Depreciation and amortization	694	731
Non-cash charges	50	51
Annualized EBITDA	2,839	3,154

Net leverage ratio	2.0	2.1

1 EBITDA : including largest acquisitions and divestitures and in 2018 excluding the gain related to divestitures of Care Coordination activities.

Cash flow statement

	Three months ended June 30		Six months ended June 30
in € million, unaudited	2018	2017	2018	2017
Operating activities
Net income	1,055	338	1,385	715
Depreciation / amortization	180	186	355	376
Change in working capital and other non-cash items	(579)	359	(1,129)	(39)
Net cash provided by (used in) operating activities	656	883	611	1,052
In percent of revenue	15.6%	19.7%	7.5%	11.7%

Investing activities
Purchases of property, plant and equipment	(244)	(206)	(466)	(404)
Proceeds from sale of property, plant and equipment	17	13	20	16
Capital expenditures, net	(227)	(193)	(446)	(388)

Free cash flow	429	690	165	664
In percent of revenue	10.2%	15.4%	2.0%	7.4%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(164)	(191)	(345)	(352)
Proceeds from divestitures	1,662	9	1,662	10
Acquisitions and investments, net of divestitures	1,498	(182)	1,317	(342)
Free cash flow after investing activities	1,927	508	1,482	322

Revenue development

in € million, unaudited	2018	2017	Change	Change at cc	Organic growth	Same market treatment growth[1]

Three months ended June 30
Total revenue	4,214	4,471	-5.8%	1.6%	3.7%
Health Care Services	3,385	3,649	-7.2%	0.5%	3.1%	2.8%
Thereof Dialysis Care revenue	2,807	2,912	-3.6%	4.5%	6.3%	2.8%
Thereof Care Coordination revenue	578	737	-21.5%	-15.2%	-20.2%
Health Care Products	829	822	0.8%	6.1%	6.2%

North America	2,971	3,225	-7.9%	-0.2%	3.0%
Health Care Services	2,761	3,017	-8.5%	-0.9%	2.4%	2.4%[2]
Thereof Dialysis Care revenue	2,232	2,319	-3.8%	4.2%	6.4%	2.4%[2]
Thereof Care Coordination revenue	529	698	-24.1%	-17.9%	-22.1%
Health Care Products	210	208	1.3%	9.9%	9.9%

EMEA	652	642	1.6%	4.5%	3.9%
Health Care Services	315	310	1.5%	4.7%	3.2%	3.1%
Health Care Products	337	332	1.8%	4.4%	4.6%
Thereof Dialysis Products	319	311	2.4%	5.2%	5.4%
Thereof Non-Dialysis Products	18	21	-7.6%	-7.6%	-7.6%

Asia-Pacific	422	417	1.2%	6.5%	6.1%
Health Care Services	191	191	0.2%	6.8%	5.8%	7.1%
Thereof Dialysis Care revenue	142	152	-5.9%	0.2%	4.8%	7.1%
Thereof Care Coordination revenue	49	39	23.9%	32.0%	12.5%
Health Care Products	231	226	1.9%	6.3%	6.3%

Latin America	164	183	-10.4%	11.3%	9.6%
Health Care Services	118	131	-9.7%	15.0%	12.5%	1.1%
Health Care Products	46	52	-12.0%	1.9%	2.3%

Corporate	5	4	-2.5%	-2.3%

Six months ended June 30
Total revenue	8,189	9,019	-9.2%	0.2%	3.1%
Health Care Services	6,594	7,418	-11.1%	-1.1%	2.3%	2.5%
Thereof Dialysis Care revenue	5,455	5,970	-8.6%	1.6%	5.2%	2.5%
Thereof Care Coordination revenue	1,139	1,448	-21.4%	-12.3%	-18.9%
Health Care Products	1,595	1,601	-0.3%	6.3%	6.4%

North America	5,746	6,600	-12.9%	-2.7%	1.9%
Health Care Services	5,351	6,182	-13.4%	-3.3%	1.6%	2.4%[2]
Thereof Dialysis Care revenue	4,306	4,793	-10.2%	0.4%	5.2%	2.4%[2]
Thereof Care Coordination revenue	1,045	1,389	-24.8%	-16.0%	-20.7%
Health Care Products	395	418	-5.5%	5.6%	5.7%

EMEA	1,288	1,255	2.6%	5.2%	4.0%
Health Care Services	629	613	2.6%	5.2%	2.5%	2.8%
Health Care Products	659	642	2.6%	5.3%	5.5%
Thereof Dialysis Products	621	601	3.3%	6.1%	6.3%
Thereof Non-Dialysis Products	38	41	-6.8%	-6.7%	-6.7%

Asia-Pacific	814	795	2.4%	9.9%	6.5%
Health Care Services	375	360	4.1%	13.0%	5.6%	5.0%
Thereof Dialysis Care revenue	281	301	-6.8%	1.2%	4.4%	5.0%
Thereof Care Coordination revenue	94	59	59.2%	72.7%	14.0%
Health Care Products	439	435	0.9%	7.3%	7.2%

Latin America	334	360	-7.2%	14.3%	12.6%
Health Care Services	239	263	-9.0%	14.9%	12.3%	1.1%
Health Care Products	95	97	-2.4%	12.9%	13.2%

Corporate	7	9	-12.4%	-12.0%

1 same market treatment growth = organic growth less price effects

2 U.S. (excl. Mexico), same market treatment growth North America: 2.3%

Key metrics North America segment

	Three months ended June 30				Six months ended June 30
unaudited	2018	2017	Change	Change at cc	2018	2017	Change	Change at cc

Dialysis
Revenue in € million	2,442	2,527	-3.4%	4.7%	4,701	5,211	-9.8%	0.8%
Operating income (EBIT) in € million	417	461	-9.5%	-2.4%	766	987	-22.4%	-14.2%
Operating income margin in %	17.1%	18.2%			16.3%	18.9%
Delivered EBIT in € million	365	403	-9.3%	-2.3%	669	870	-23.0%	-15.0%

Care Coordination
Revenue in € million	529	698	-24.1%	-17.9%	1,045	1,389	-24.8%	-16.0%
Operating income (EBIT) in € million	869	9	n.a.	n.a.	882	8	n.a.	n.a.
Operating income margin in %	164.1%	1.2%			84.5%	0.6%
Delivered EBIT in € million	863	1	n.a.	n.a.	873	(7)	n.a	n.a

Key metrics Care Coordination

	Six months ended June 30
unaudited	2018	2017	Change	Change at cc

North America
Member months under medical cost management[1]	337,625	288,134	17.2%
Medical cost under management (in € million)[1]	2,433	1,998	21.8%	36.1%
Care Coordination patient encounters[1]	3,914,025	3,283,012	19.2%

1 The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics Dialysis Care Services

	Six months ended June 30
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,815	3%	63	325,188	3%	24,564,999	3%

North America	2,439	4%	42	199,527	3%	15,134,388	3%
EMEA	758	4%	7	63,589	4%	4,794,593	4%
Asia-Pacific	385	-1%	13	30,578	2%	2,143,059	2%
Latin America	233	1%	1	31,494	4%	2,492,959	4%

Quality data1

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q2 2018	Q2 2017	Q2 2018	Q2 2017	Q2 2018	Q2 2017	Q2 2018	Q2 2017

Kt/v > 1.2	98	98	95	95	91	93	96	96
Hemoglobin = 10-12 g/dl	73	73	82	78	52	51	57	58
Calcium = 8.4-10.2 mg/dl	85	84	79	74	78	78	74	74
Albumin > 3.5 g/dl1)	80	78	90	86	91	91	89	87
Phosphate < 5.5 mg/dl	61	62	78	75	76	77	66	69
Patients without catheter (after 90 days)	79	84	77	81	77	81	85	88
in days
Days in hospital per patient year	10.1	10.1	7.6	7.5	4.1	3.9	3.6	3.9

1 Definitions cf. Annual Report 2017, Section “Non-Financial Group Report”

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended June 30		Six months ended June 30
in € million, unaudited	2018	2017	2018	2017
Delivered EBIT reconciliation
Total
Operating income (EBIT)	1,401	583	1,898	1,235
less noncontrolling interests	(61)	(69)	(112)	(138)
Delivered EBIT	1,340	514	1,786	1,097

North America
Operating income (EBIT)	1,286	470	1,648	995
less noncontrolling interests	(58)	(66)	(106)	(132)
Delivered EBIT	1,228	404	1,542	863

Dialysis
Operating income (EBIT)	417	461	766	987
less noncontrolling interests	(52)	(58)	(97)	(117)
Delivered EBIT	365	403	669	870

Care Coordination
Operating income (EBIT)	869	9	882	8
less noncontrolling interests	(6)	(8)	(9)	(15)
Delivered EBIT	863	1	873	(7)

EMEA
Operating income (EBIT)	105	113	214	227
less noncontrolling interests	(1)	(1)	(2)	(2)
Delivered EBIT	104	112	212	225

Asia-Pacific
Operating income (EBIT)	78	78	152	160
less noncontrolling interests	(2)	(2)	(4)	(4)
Delivered EBIT	76	76	148	156

Dialysis
Operating income (EBIT)	72	75	140	154
less noncontrolling interests	(2)	(2)	(3)	(4)
Delivered EBIT	70	73	137	150

Care Coordination
Operating income (EBIT)	6	3	12	6
less noncontrolling interests	0	0	(1)	0
Delivered EBIT	6	3	11	6

Latin America
Operating income (EBIT)	11	12	25	27
less noncontrolling interests	0	0	0	0
Delivered EBIT	11	12	25	27

Corporate
Operating income (EBIT)	(79)	(90)	(141)	(174)
less noncontrolling interests	0	0	0	0
Delivered EBIT	(79)	(90)	(141)	(174)

Reconciliation of net cash provided by operating activities to EBITDA[1]
Total EBITDA			2,253	1,611
Interest expense, net			(164)	(188)
Income tax expense			(349)	(332)
Change in working capital and other non-cash items			(1,129)	(39)
Net cash provided by operating activities			611	1,052

1 EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

	Three months ended June 30		Six months ended June 30
in € million, except share data, unaudited	2018	2017	2018	2017

Operating performance on a comparable basis and adjusted
Revenue
Total
Revenue	4,214	4,471	8,189	9,019
Effect from IFRS 15 implementation		(131)		(270)
Revenue on a comparable basis	4,214	4,340	8,189	8,749
VA Agreement[1]		2		(98)
Revenue adjusted	4,214	4,342	8,189	8,651

Health Care Sevices revenue	3,385	3,649	6,594	7,418
Effect from IFRS 15 implementation		(131)		(270)
Health Care Sevices revenue on a comparable basis	3,385	3,518	6,594	7,148
VA Agreement		2		(98)
Health Care Services revenue adjusted	3,385	3,520	6,594	7,050

North America
Revenue	2,971	3,225	5,746	6,600
Effect from IFRS 15 implementation		(131)		(270)
Revenue on a comparable basis	2,971	3,094	5,746	6,330
VA Agreement		2		(98)
Revenue adjusted	2,971	3,096	5,746	6,232

Health Care Sevices revenue	2,761	3,017	5,351	6,182
Effect from IFRS 15 implementation		(131)		(270)
Health Care Sevices revenue on a comparable basis	2,761	2,886	5,351	5,912
VA Agreement		2		(98)
Health Care Services revenue adjusted	2,761	2,888	5,351	5,814

Dialysis Care Services revenue	2,232	2,319	4,306	4,793
Effect from IFRS 15 implementation		(70)		(158)
Dialysis Care Services revenue on a comparable basis	2,232	2,249	4,306	4,635
VA Agreement		2		(98)
Dialysis Care Services revenue adjusted	2,232	2,251	4,306	4,537

Care Coordination revenue	529	698	1,045	1,389
Effect from IFRS 15 implementation		(61)		(112)
Care Coordination revenue on a comparable basis	529	637	1,045	1,277

Operating income (EBIT)
Total
Operating income (EBIT)	1,401	583	1,898	1,235
(Gain) loss related to divestitures of Care Coordination activities	(833)		(820)
Operating income (EBIT) on a comparable basis	568	583	1,078	1,235
VA Agreement		8		(91)
Operating income (EBIT) adjusted	568	591	1,078	1,144

North America
Operating income (EBIT)	1,286	470	1,648	995
(Gain) loss related to divestitures of Care Coordination activities	(833)		(820)
Operating income (EBIT) on a comparable basis	453	470	828	995
VA Agreement		1		(98)
Operating income (EBIT) adjusted	453	471	828	897

Dialysis operating income (EBIT)	417	461	766	987
VA Agreement		1		(98)
Dialysis operating income (EBIT) adjusted	417	462	766	889

Care Coordination operating income (EBIT)	869	9	882	8
(Gain) loss related to divestitures of Care Coordination activities	(833)		(820)
Care Coordination operating income (EBIT) on a comparable basis	36	9	62	8

Corporate
Operating income (EBIT)	(79)	(90)	(141)	(174)
VA Agreement		7		7
Operating income (EBIT) adjusted	(79)	(83)	(141)	(167)

Net income [2]	994	269	1,273	577
(Gain) loss related to divestitures of Care Coordination activities	(686)		(674)
Net income[2] on a comparable basis	308	269	599	577
VA Agreement		5		(54)
U.S. Tax Reform[3]	(35)		(82)
Net income[2] adjusted	273	274	517	523

Basic earnings per share	€3.24	€0.88	€4.15	€1.88
(Gain) loss related to divestitures of Care Coordination activities	€(2.24)		€(2.19)
Basic earnings per share on a comparable basis	€1.00	€0.88	€1.96	€1.88
VA Agreement		€0.01		€(0.17)
U.S. Tax Reform	€(0.11)		€(0.27)
Basic earnings per share adjusted	€0.89	€0.89	€1.69	€1.71

1 VA Agreement: Agreement with the United States Departments of Veterans Affairs and Justice

2 Attributable to shareholders of FMC AG & Co. KGaA

3 U.S. Tax Reform: impacts from U.S. tax reform